

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2024

Geoff McDonough, M.D.
Chief Executive Officer
Generation Bio Co.
301 Binney Street
Cambridge, MA 02142

      Re: Generation Bio Co.
            Registration Statement on Form S-3
            Filed August 7, 2024
            File No. 333-281335

Dear Geoff McDonough M.D.:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tyler Howes at 202-551-3370 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Molly W. Fox, Esq.